Exhibit 99.5

Sify Technologies Limited
Regd. Office: 2nd Floor, Tidel Park, 4, Canal Bank Road,
Taramani, Chennai 600 113, India.

To the holders of our American Depositary Shares	February 20, 2008
On behalf of your Board of Directors and your management, I cordially invite you to attend our two Extraordinary General Meetings of the stockholders. It will be held on Monday, March 17, 2008 at 11.00 A.M. and 11.30 A.M. consecutively at our Registered Office at Tidel Park, 2nd Floor, 4, Canal Bank Road, Taramani, Chennai 600 113, India.
At the First Extraordinary General Meeting convened by the Company, you will be requested to consider and approve Seven Special Business matters. We are seeking your approval:
1.	to consider and approve the Enhancement of Authorised Share Capital.

2.	to consider and approve the Amendment of Capital Clause of the Memorandum of Association.

3.	to consider and approve the Amendment of Object Clause of the Memorandum of Association.

4.	to consider and approve the Amendment to Articles of Association.

5.	to consider and approve the Commencement of new business.

6.	to consider and approve the Further Issue of Shares under Section 81(1A) of the Companies Act, 1956.

7.	to consider and approve the Allocation of additional shares under ASOP 2007.
As per the EGM Notice, the matters set forth in item 1 require an Ordinary Resolution and items 2 to 7 require, a Special Resolution. Under the Indian Companies Act, a Special Resolution must be approved by a number of votes, which is not less than three times the number of votes against the Special Resolution.
The Board of Directors recommends that you approve each of these resolutions.
At the Second General Meeting convened by the Order of the High Court of Madras, India, you will be requested to consider and approve one Special Business matter. We are seeking your approval:
•	to consider and approve the Scheme of Amalgamation for the merger of Sify Communications Limited, a subsidiary company, with Sify Technologies Limited.

You are requested to read carefully the accompanying Notices of General Meetings, the Scheme of Amalgamation and the Explanatory Statement pursuant to Section 173(2) of the Indian Companies Act, 1956, for additional information regarding the General Meetings and the resolutions proposed.
The Board of Directors has fixed the close of business on February 15, 2007 as the Record Date for ascertaining the list of stockholders entitled to Notice and to vote at the General Meetings. All stockholders are cordially invited to attend the Extraordinary General Meetings. However, to ensure your representation, you are requested to complete, sign, date and return the enclosed voting direction card as soon as possible in accordance with the instructions on the card. This card represents your instruction to the Depositary regarding the voting of the equity shares underlying your ADRs.
Yours very truly
Raju Vegesna
Chairman, Managing Director & CEO